Filed pursuant to Rule 424(b)(3)
Registration No. 333-168658

Prospectus Supplement No. 6
(to Prospectus dated August 31, 2010)

ANTs software, inc.

19,179,140 Shares of Common Stock

This prospectus supplement no. 6 supplements the prospectus dated August 31, 2010, of ANTs software, inc., which forms a part of our registration statement on Form S-1 (Registration No. 333-168658).

This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K, filed with the SEC on April 21, 2011 (the “Report”).  Accordingly, we have attached the Report to this prospectus supplement.

The prospectus relates to the sale of up to 19,179,140 shares of ANTs software inc. common stock, par value $0.0001 per share, by the entity named in the “Selling Security Holder” section of the prospectus, including shares of our common stock previously issued to the selling security holder pursuant to the terms of an agreement dated March 12, 2010, by and between the Company and the selling security holder, and as amended on July 15, 2010 (collectively, the “Stock Purchase Agreement”), (b) shares of our common stock issuable to the selling security holder upon the exercise of a warrant to purchase shares of common stock granted to the selling security holder pursuant to the Stock Purchase Agreement, and (c) shares of our common stock previously issued and additional shares issuable in the future to the selling security holder after the date hereof in connection with certain quarterly payment obligations pursuant to the Stock Purchase Agreement.

We will not receive any of the proceeds from the sale of the shares by the selling security holder.  We have paid, and will continue to pay, the costs relating to the registration of these shares.

Our common stock is quoted in the Over-the-Counter Bulletin Board under the symbol “ANTS.”  On April 26, 2011, the last reported closing price of our common stock was $0.265 per share. You are urged to obtain current market quotations for the common stock.

You should read the prospectus carefully before you invest. Please refer to “Risk Factors” on page 10 of the prospectus for a discussion of the material risks involved in investing in the shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 27, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  April 21, 2011 (April 17, 2011)

ANTS SOFTWARE INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-16299	13-3054685
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

71 Stevenson St., Suite 400, San Francisco, CA	94105
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (650) 931-0500

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.  Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On April 17, 2011, John R. Gaulding, a director of the registrant, and its Lead Director, Chairman of its Executive Committee, Chairman of its Audit Committee, and a member of its Corporate Governance and Nominating Committee resigned from all posts.  Mr. Gaulding has not identified any disagreement with the registrant on any matter relating to the registrant’s operations, policies or practices.

On April 17, 2011, the registrant terminated its position of Lead Director, and terminated its Executive Committee.

On April 17, 2011, Mr. Joseph Kozak resigned as Chairman of the registrant’s Board of Directors and Mr. Robert H. Kite, a director of the registrant since January, 2005, was elected Chairman of the registrant’s Board of Directors.  Since 1981, Mr. Kite, 56, has been President and COO of Kite Family Co., Inc. and the Managing General Partner of KFT LLLP, a family owned company whose assets and operations include, but are not limited to, commercial and industrial buildings, land holdings, stocks, bonds, commodities, magnetic resonance imaging clinics, and hotel and retail development. Mr. Kite is a graduate of Southern Methodist University with a Bachelor of Science, Political Science and Psychology with a Minor in Business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANTs software inc.

Date:	April 21, 2011	By:	/s/ Joseph Kozak
Joseph Kozak, President and
Chief Executive Officer